SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 MAR -6 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 February 2006 **BY COURIER**

Securities and Exchange Commission
Office of International Corpora[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06011302

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 February 2006 as published in the South China Morning Post in Hong Kong on 28 February 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
MAR 06 2006
THOMSON
FINANCIAL

Encl

c.c. J P Morgan
- Mr Bric Luk

3/6

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT

The Company wishes to announce that it is, in accordance with Rule 2.07B of the HK Listing Rules, making adequate arrangements to seek the election of Registered Shareholders as to whether they wish to receive future printed Corporate Communication of the Company, in English only, in Chinese only, or in both English and Chinese.

INTRODUCTION

In order to save mailing and printing costs and for the protection of the environment, the Company is making the arrangements described below to seek its Registered Shareholders' election in relation to receiving future printed Corporate Communication of the Company in English only, in Chinese only or in both English and Chinese. The Company recommends that Registered Shareholders take advantage of this new option for their own convenience.

PROPOSED ARRANGEMENTS FOR REGISTERED SHAREHOLDERS

In accordance with Rule 2.07B of the HK Listing Rules, the following arrangements have been or will be made by the Company:

1. The Company will send a letter on 28 February 2006 (the "Information Letter") together with a reply form (the "Reply Form"), prepared in English and Chinese, and a pre-paid addressed return envelope to each Registered Shareholder to enable them to select to receive future printed Corporate Communication in English only, in Chinese only or in both English and Chinese. The Information Letter explains that if no reply is received from Registered Shareholders by 28 March 2006 (the "Deadline"), the arrangements described below will apply, where applicable:

   - the printed Chinese version of each future Corporate Communication will be sent to all Hong Kong Registered Shareholders who are natural persons with Chinese name; and

   - the printed English version of each future Corporate Communication will be sent to all Overseas Registered Shareholders and all Hong Kong Registered Shareholders (other than natural persons with Chinese name).

Registered Shareholders are entitled at any time free of charge by reasonable notice in writing to the Branch Share Registrar to change their choice as to whether they wish to receive the English language version only, the Chinese language version only or both the English language version and the Chinese language version of the Corporate Communication notwithstanding any wish to the contrary previously conveyed to the Company.

2. The Company will send the selected language version(s) of Corporate Communication to those Registered Shareholders who have made a selection by completing and returning the Reply Form to the Branch Share Registrar by the Deadline unless and until they notify the Branch Share Registrar in writing that they wish to receive Corporate Communication in the other (or both) language(s). If no reply is received from the Registered Shareholders by the Deadline, the arrangements set out in paragraph 1 will apply.

3. When each printed Corporate Communication is sent out in accordance with the arrangements described in paragraphs 1 and 2 above, a letter, together with a change request form (the "Change Request Form"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication, together with a pre-paid addressed return envelope, specifying that the Corporate Communication prepared in the other language will be available upon request, and that a Registered Shareholder may request for a printed copy of such printed Corporate Communication in the language different from the one that such Registered Shareholder has received by completing the Change Request Form and returning it to the Branch Share Registrar. The Company will set out in such Corporate Communication the steps for notifying the Company of any such change together with a statement expressly informing the Registered Shareholders that they may at any time choose to receive the English language version only, the Chinese language version only or both the English language version and the Chinese language version notwithstanding any wish to the contrary previously conveyed to the Company.

4. With respect to future Registered Shareholders, the Company will send both language versions of the first Corporate Communication to such Registered Shareholders together with a letter similar to the Information Letter, a reply form (in English and Chinese) and a pre-paid addressed return envelope for the use by such Registered Shareholders to indicate their preferences as to the choice of language of future Corporate Communication. If no reply is received from such Registered Shareholders by an indicated deadline, the arrangements set out in paragraph 1 will apply.

5. Both the English language version and the Chinese language version of the Corporate Communication will be made available on the Company's website at www.ir.shangri-la.com in an accessible format and a copy in electronic format of the Corporate Communication in both languages will be submitted to the HKSE in accordance with the publication requirements of Rule 2.07C(1)(b)(i) of the HK Listing Rules.

6. The Company is providing a dial-up hotline service (Tel: (852) 2980 1700) to enable Registered Shareholders to make enquiry of the Company's proposed arrangements set out above.

CDP DEPOSITORS

Subject to the laws in Singapore and the laws, rules and regulations which are applicable to the Company, CDP Depositors will continue to receive the printed English version of all Corporate Communication which are required to be delivered to them by the Company from time to time.

As mentioned in paragraph 5 above, Corporate Communication (in both English and Chinese) is available on the Company's website at www.ir.shangri-la.com.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Branch Share Registrar"	The Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited
"CDP"	The Central Depository (Pte) Limited
"CDP Depositors"	Those shareholders who are holding the Shares through CDP
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of HKSE with secondary listing on the Singapore Exchange Securities Trading Limited
"Corporate Communication"	any document(s) issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in the definition stated in Rule 1.01 of the HK Listing Rules
"HK Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time
"HKSE"	The Stock Exchange of Hong Kong Limited
"Hong Kong"	The Hong Kong Special Administrative Region
"Hong Kong Registered Shareholders"	Those Registered Shareholders whose addresses appear in the Registers of Members of the Company maintained in Hong Kong and in Bermuda are Hong Kong addresses
"Overseas Registered Shareholders"	Those Registered Shareholders whose addresses appear in the Registers of Members of the Company maintained in Hong Kong and in Bermuda are not Hong Kong addresses
"Registered Shareholders"	Those shareholders whose names are recorded in the Registers of Members of the Company maintained in Hong Kong and in Bermuda
"Shares"	The shares issued by the Company from time to time

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 28 February 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

28 February 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 27 February 2006 as published in the South China Morning Post in Hong Kong on 28 February 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/ld/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 27 FEBRUARY 2006 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its audited final results for the year ended 31 December 2005 in Thailand on 27 February 2006. The audited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The audited Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its audited final results for the year ended 31 December 2005 in Thailand on 27 February 2006. The audited Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
AUDITED CONSOLIDATED EARNINGS STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

	For the year ended 31 December 2005 (Baht)	2004 (Baht)
Revenues from hotel operations:		
Room	1,046,274,808	1,030,520,837
Food and beverage	765,792,767	717,417,076
Others	163,806,169	126,123,526
Total revenues from hotel operations	1,975,873,744	1,874,061,439
Cost of sales and services	(573,317,933)	(561,785,539)
Gross profit	1,402,555,811	1,312,275,900
Selling and administrative expenses	(453,298,573)	(432,724,910)
Earnings from the sales of goods and the rendering of services	949,257,238	879,550,990
Other income		
Dividend income	15,637,800	17,316,331
Gain on disposal of fixed assets	1,651,750	1,798,683
Interest income	23,463,580	13,165,395
Other income	23,983,175	27,734,502
Other expenses		
Depreciation	(304,295,415)	(285,097,453)
Others	–	(10,280,686)
Directors' remuneration	(3,660,000)	(3,660,000)
EARNINGS FROM OPERATIONS	706,038,128	640,527,762
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(32,626,412)	(32,499,863)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	673,411,716	608,027,899
INTEREST EXPENSES	–	(2,371,114)
CORPORATE INCOME TAX	(188,863,456)	(174,029,561)
NET EARNINGS FOR THE YEAR	484,548,260	431,627,224
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	3.73	3.32

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHPCL

Pursuant to a resolution passed at the board meeting of SHPCL held on 27 February 2006, the Board of Directors of SHPCL has recommended a final dividend of Baht 1.5 per share (2004: Baht 1.5 per share) plus a special dividend of Baht 1 per share for the year ended 31 December 2005 payable to the shareholders of SHPCL. Such dividend will be subject to approval by the shareholders of SHPCL at its forthcoming annual general meeting to be held on 27 April 2006.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINAL RESULTS INCLUDING THE EARNINGS PER SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 27 February 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong,